Exhibit 21.1

Subsidiaries of Illinois Power Company

Name	State or Jurisdiction of Incorporation

IP Gas Supply Company	Illinois
Illinois Power Financing I (1)	Delaware
Illinois Power Financing II (2)	Delaware
Illinois Power Transmission Company, LLC (3)	Delaware

(1)	Illinois Power Financing I is inactive as of September 30, 2001.

(2)	Illinois Power Financing II is not currently active.

(3)	Illinois Power Transmission Company is not currently active.